Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap and Deucalion Joint Venture Executes a Purchase-Leaseback of Nineteen Boeing Aircraft, Including Eleven Next Generation Boeing 737-800 Aircraft With TUI Travel PLC

Amsterdam, The Netherlands; June 23, 2008 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that, in a joint venture with the Deucalion Aviation Funds, (advised and managed by DVB Bank AG), it has signed an agreement with TUI Travel PLC (“TUI Travel”), a FTSE 100 company, for the acquisition of a 19-aircraft portfolio, including 11 Next Generation Boeing 737-800 aircraft.  Calyon, Deutsche Bank AG, HSH Nordbank AG, and KfW IPEX-Bank GmbH have underwritten secured debt in respect of these aircraft.

After the closing of the purchase from TUI Travel, AerCap will have expanded its fleet of Next Generation Boeing 737 aircraft to 18 over the last two years, thereby significantly increasing the number of modern, fuel-efficient aircraft in its fleet.

The aircraft will be acquired through a 50/50 joint venture with Deucalion and will be managed by AerCap. The joint venture will pay AerCap servicing fees for the management of the aircraft.  Coincident with the acquisition, the joint venture will lease the aircraft back to their current operators, which are all airline subsidiaries of TUI Travel (HapagFly, Thomsonfly, TUI Fly Nordic, and Jet4You).  All of the leases are guaranteed by TUI Travel PLC.

In addition to the eleven Boeing 737-800s, the 19-aircraft portfolio consists of six Boeing 757-200s and two Boeing 767-300ER aircraft.

“With this major acquisition of Boeing 737-800 aircraft, AerCap has strengthened its portfolio and continued to optimize its fleet with young, fuel-efficient equipment which remain in strong demand in the current high fuel price environment. In addition AerCap is very pleased to welcome TUI Travel, a leading international leisure travel group, to our global customer base,” said Klaus Heinemann, Chief Executive Officer of AerCap.

“We arranged the debt financing for the TUI Travel transaction outside our already available lines of credit and we are very pleased to have sourced equity for the transaction with a strong partner like DVB Bank,” said Keith Helming, Chief Financial Officer of AerCap.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies. AerCap has a fleet of 320 aircraft and 71 commercial engines that were either owned, on order, under contract or letter of intent, or managed. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

About DVB Bank/Deucalion

The Deucalion Aviation Funds consist of a series of actively managed funds which act as investment vehicles through which private and institutional investors together invest in aviation equity investments in aircraft and engines, airlines and aviation related assets.  The funds are advised and managed by DVB Bank.

DVB Bank AG, based in Frankfurt/Main, is an international advisory bank and finance house that specialises in the global transport market. DVB offers integrated financing solutions and advisory services in respect of Shipping, Aviation, and Land Transport. The Bank operates out of offices in Frankfurt/Main, Bergen/Oslo, Cardiff, Curaçao, Hamburg, Hong Kong, London, New York, Piraeus, Rotterdam, Singapore, Tokyo, and Zurich. DVB Bank AG is listed on the Frankfurt Stock Exchange (ISIN: DE0008045501).

About TUI Travel PLC

TUI Travel PLC is a leading international leisure travel group, which operates in approximately 180 countries worldwide and serves more than 30 million customers in over 20 source markets. Headquartered in Crawley, near Gatwick airport in the UK, the Group employs approximately 48,000 people and for the year ended 30 September 2007 generated proforma turnover and underlying operating profits of £12.8 billion and £287 million, respectively.  The company mainly serves the leisure travel consumer and is organised and managed through four business Sectors: Mainstream, Specialist & Emerging Markets, Activity and Online Destination Services.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com